FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         For the month of April, 2005

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                      Form 20-F  X      Form 40-F
                               -----             -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                             Yes          No  X
                                -----       -----

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC

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This Form 6-K consists of:

The press release announcing power generation of Huaneng Power International, Inc.(the "Registrant") for the first quarter of 2005, made by the Registrant in English on April 7, 2005.

                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                          HUANENG POWER INTERNATIONAL, INC.



                          By  /s/ Huang Long
                             ---------------




                          Name:    Huang Long

                          Title:   Company Secretary



Date:     April 7, 2005

To: Business Editor
[For Immediate Release]


                       HUANENG POWER INTERNATIONAL, INC.
         Power Generation Increases 47% for the First Quarter of 2005

(Beijing, China, April 7, 2005) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] today announced its power generation for the first quarter of 2005.

Based on preliminary statistics, as of March 31, 2005, the Company's total power generation based on a consolidated basis for the first quarter of 2005 was 36.09 billion kWh, an increase of 47% over the same period of last year. The power generation of Yushe Power Plant, Huaiyin Power Plant, Jining Power Plant, Yingkou Power Plant and Sichuan Hydro Power increased significantly.

The increase in power generation of the Company's power plants was mainly attributable to the following reasons:

1. Newly acquired power plants, such as Luohuang Power Plant, Yueyang Power Plant, Yingkou Power Plant, Jinggangshan Power Plant, Pingliang Power Plant and Sichuan Hydro Power have made significant contribution to the increase of the Company's generation;

2. Stable generation capacity contributed by six newly operated generating units at Yushe Power Plant, Qinbei Power Plant and Huaiyin Power Plant;

3. As a result of rapid economic growth, power consumption in the regions where the Company's power plants operated underwent continued growth, thereby providing favorable conditions for the growth of the Company's power generation.

Huaneng Power Int'l, Inc. - Power Generation Increases 47% for the First Quarter of 2005 ...P.2

The power generation of each of the Company's power plants for the first quarter of 2005 was listed below (in billion kWh):

-------------------------------------------------------------------------
Dalian                          2.25  Changxing                    0.46
-------------------------------------------------------------------------
Fuzhou                          2.40  Taicang                      1.07
-------------------------------------------------------------------------
Nantong                         2.18  Huaiyin                      1.23
-------------------------------------------------------------------------
Shangan                         1.69  Yushe                        1.34
-------------------------------------------------------------------------
Shanghai Shidongkou Second      2.00  Qinbei                       1.68
-------------------------------------------------------------------------
Shantou Coal-fired              0.96  Xindian                      0.64
-------------------------------------------------------------------------
Shantou Oil-fired               .003  Yingkou                      1.18
-------------------------------------------------------------------------
Dandong                         1.00  Jinggangshan                 0.88
-------------------------------------------------------------------------
Nanjing                         1.10  Yueyang                      1.08
-------------------------------------------------------------------------
Dezhou                          3.14  Luohuang                     2.58
-------------------------------------------------------------------------
Jining                          0.92  Pingliang                    2.60
-------------------------------------------------------------------------
Weihai                          1.25  Sichuan Hydro Power          0.84
-------------------------------------------------------------------------
Shanghai Shidongkou First       1.62
-------------------------------------------------------------------------

Huaneng Power International, Inc. develops, constructs, operates and manages large thermal power plants in China nationwide, with a total generation capacity of 21,418MW on an equity basis. The Company wholly owns sixteen operating power plants, and has controlling interests in ten operating power plants and minority interests in four operating power companies. Today, it is one of the largest independent power producers in China.



                                    ~ End ~



Ms. Meng Jing / Ms. Zhao Lin               Ms. Christy Lai / Ms. Edith Lui
Huaneng Power International, Inc.          Rikes Communications Limited
Tel: (8610) 6649 1856 / 1866               Tel: (852) 2520 2201
Fax: (8610) 6649 1860                      Fax:(852) 2520 2241 Email:
ir@hpi.com.cn